EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement Nos. 33-59733 and 333-167661 on Form S-8 of Cash America International, Inc. 401(k) Savings Plan of our report dated June 15, 2016, with respect to the statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2015, and the related supplemental schedule of schedule H, line 4i- schedule of assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Cash America International, Inc. 401(k) Savings Plan for the year ended December 31, 2015.

/s/ Whitley Penn LLP
Fort Worth, Texas
June 15, 2016